Copa Holdings Announces Fourth Quarter Financial Results Release Schedule

PANAMA CITY, Jan. 27, 2014 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA) announces the following events:

Earnings Release – Fourth Quarter 2013
Date:	February 13, 2014
Time:	Before US market opens
This release will be available on our website:	http://investor.shareholder.com/copa/results.cfm

Earnings Conference Call and Webcast
Date:	February 13, 2014
Time:	4:00 PM US ET (4:00 PM Local Time)
Conference telephone number:	877-293-5456 (US Domestic Callers)
707-287-9357 (International Callers)
Webcast:	http://investor.shareholder.com/copa/events.cfm
Speakers:	Pedro Heilbron, Chief Executive Officer
Jose Montero, Chief Financial Officer

Webcast listeners should access the website several minutes prior to the scheduled start time, allowing sufficient time to register, download and install any necessary software. If you are unable to listen or access this presentation at the scheduled time, a webcast replay option will be available at the above website shortly after the conference.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 66 destinations in 29 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 90 aircraft: 64 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit www.copaair.com.

CPA-G

CONTACT:	Rafael Arias – Panama
Director-Investor Relations
(507) 304-2431